May 1, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                      Interim Report Under Rule 24 of the
                 Public Utilities Holding Company Act of 1935
                             Progress Energy, Inc.
                           410 S. Wilmington Street
                              Raleigh, NC  27602

                              File No.:  70-9659

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending December 31, 2000, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     73,044

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

     None.

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 12/31/00 was $2,660,382,000.00. Progress Energy issued $33,449,848,000.00 in commercial paper from 12/01/00 through 12/31/00 at a weighted average yield of 7.44% under a $3.75 billion revolving credit facility. On 12/29/00 Progress Energy drew $845,000,000.00 on the revolving credit facility at a yield of 7.0875%.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company
------------------------------

Carolina Power & Light Company's ("CP&L") commercial paper balance at 12/31/00 was $486,297,000.00. CP&L issued $436,797,000.00 in commercial paper from 12/01/00 through 12/31/00 at a weighted average yield of 7.5577% under a $750 million revolving credit facility.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

Non- Utility Money Pool: Maximum Outstanding Balances - Quarter ending 12/31/00:
-------------------------------------------------------------------------------
                                Loans to MP                   Borrowing From MP
                                -----------------------------------------------
Progress Energy                 $25,000,000.00
Progress Capital Holdings                                       25,000,000.00


Utility Money Pool: Maximum Outstanding Balances - Quarter ending 12/31/00:
--------------------------------------------------------------------------
                                Loans to MP                   Borrowing From MP
                                -----------------------------------------------
Progress Energy                 $12,769,113.04
Carolina Power & Light           30,251,048.90
Florida Power Corporation                                       21,674,237.87
North Carolina Natural Gas                                      21,345,924.07

Progress Capital Holdings Inter-company Borrowings:
---------------------------------------------------

Lending Company              Borrowing Company                  Amount ($)
---------------              -----------------                  ----------

Progress Capital Holdings    Progress Provisional Holdings      591,601.96
Progress Capital Holdings    PIH                              1,496,273.00
Progress Capital Holdings    Progress Telecomm               55,769,606.37
Progress Capital Holdings    Florida Progress                64,047,453.65
Progress Capital Holdings    Progress Energy                  1,332,037.57
Progress Capital Holdings    Electric Fuels                 474,951,572.50

The range of interest rates on these borrowings was 6.48% to 7.16%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

     None.

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of December 31, 2000:
     Total Common Stock Equity (in millions)    $5,424.20
     Market-to-book ratio        1.87

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

     None.

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     None.

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

PROGRESS ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
---------------------------

(In thousands)                                                                          December 31
Assets                                                                      2000                              1999
----------------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                     $18,124,036                       $10,633,823
  Gas utility plant in service                                              378,464                           354,773
  Accumulated depreciation                                               (9,350,235)                       (4,975,405)
----------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                     9,152,265                         6,013,191
  Held for future use                                                        16,302                            11,282
  Construction work in progress                                           1,043,439                           536,017
  Nuclear fuel, net of amortization                                         224,692                           204,323
----------------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                         10,436,698                         6,764,813
----------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                 101,296                            79,871
  Accounts receivable                                                       925,911                           446,367
  Inventory                                                                 420,985                           247,913
  Deferred fuel cost                                                        217,806                            81,699
  Prepayments                                                                50,040                            42,631
  Assets held for sale, net                                                 747,745                                 -
  Other current assets                                                      192,347                           180,852
----------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                              2,656,130                         1,079,333
----------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                             208,997                           229,008
  Deferred purchased power contract termination costs                       226,656                                 -
  Harris Plant deferred costs                                                44,813                            56,142
  Unamortized debt expense                                                   38,771                            10,924
  Nuclear decommissioning trust funds                                       811,998                           379,949
  Diversified business property, net                                        729,662                           239,982
  Miscellaneous other property and investments                              510,935                           252,454
  Goodwill, net                                                           3,652,429                           288,970
  Prepaid pension costs                                                     373,151                                 -
  Other assets and deferred debits                                          400,772                           192,444
----------------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                            6,998,184                         1,649,873
----------------------------------------------------------------------------------------------------------------------
           Total Assets                                                 $20,091,012                       $ 9,494,019
----------------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
----------------------------------------------------------------------------------------------------------------------
Capitalization
----------------------------------------------------------------------------------------------------------------------
  Common stock equity                                                   $ 5,424,201                       $ 3,412,647
  Preferred stock of subsidiaries-not subject to mandatory redemption        92,831                            59,376
  Long-term debt, net                                                     5,890,099                         3,028,561
----------------------------------------------------------------------------------------------------------------------
        Total Capitalization                                             11,407,131                         6,500,584
----------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                         184,037                           197,250
  Accounts payable                                                          828,568                           269,053
  Interest accrued                                                          121,433                            47,607
  Dividends declared                                                        107,645                            80,939
  Short-term obligations                                                  3,972,674                           168,240
  Other current liabilities                                                 448,302                           130,036
----------------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                         5,662,659                           893,125
----------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                       1,807,192                         1,632,778
  Accumulated deferred investment tax credits                               261,255                           203,704
  Postretirement benefit obligation                                         273,671                           109,859
  Other liabilities and deferred credits                                    679,104                           153,969
----------------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                      3,021,222                         2,100,310
----------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
----------------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                         $20,091,012                       $ 9,494,019
----------------------------------------------------------------------------------------------------------------------

CAROLINA POWER & LIGHT COMPANY
CONSOLIDATED BALANCE SHEETS
---------------------------

(In thousands)                                                                          December 31
Assets                                                                      2000                              1999
----------------------------------------------------------------------------------------------------------------------
Utility Plant
  Electric utility plant in service                                     $11,125,901                       $10,633,823
  Gas utility plant in service                                                    -                           354,773
  Accumulated depreciation                                               (5,505,731)                       (4,975,405)
----------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                     5,620,170                         6,013,191
  Held for future use                                                         7,105                            11,282
  Construction work in progress                                             815,246                           536,017
  Nuclear fuel, net of amortization                                         184,813                           204,323
----------------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                          6,627,334                         6,764,813
----------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                  30,070                            79,871
  Accounts receivable                                                       466,774                           446,367
  Receivables from affiliated companies                                     362,834                                 -
  Taxes receivable                                                           15,412                             3,770
  Inventory                                                                 233,369                           247,913
  Deferred fuel cost                                                        119,853                            81,699
  Prepayments                                                                24,284                            42,631
  Other current assets                                                       75,451                           177,082
----------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                              1,328,047                         1,079,333
----------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Income taxes recoverable through future rates                             210,571                           229,008
  Harris Plant deferred costs                                                44,813                            56,142
  Unamortized debt expense                                                   15,716                            10,924
  Nuclear decommissioning trust funds                                       411,279                           379,949
  Diversified business property, net                                        102,294                           239,982
  Miscellaneous other property and investments                              395,995                           252,454
  Goodwill, net                                                                   -                           288,970
  Other assets and deferred debits                                          124,339                           192,444
----------------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                            1,305,007                         1,649,873
----------------------------------------------------------------------------------------------------------------------
           Total Assets                                                 $ 9,260,388                       $ 9,494,019
----------------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
----------------------------------------------------------------------------------------------------------------------
Capitalization
----------------------------------------------------------------------------------------------------------------------
  Common stock equity                                                   $ 2,852,038                       $ 3,412,647
  Preferred stock - not subject to mandatory redemption                      59,334                            59,376
  Long-term debt, net                                                     3,619,984                         3,028,561
----------------------------------------------------------------------------------------------------------------------
        Total Capitalization                                              6,531,356                         6,500,584
----------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                               -                           197,250
  Accounts payable                                                          281,026                           269,053
  Payables to affiliated companies                                          275,976                                 -
  Interest accrued                                                           56,259                            47,607
  Dividends declared                                                          1,482                            80,939
  Short-term obligations                                                          -                           168,240
  Other current liabilities                                                 146,191                           130,036
----------------------------------------------------------------------------------------------------------------------
        Total Current Liabilities                                           760,934                           893,125
----------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                       1,491,660                         1,632,778
  Accumulated deferred investment tax credits                               197,207                           203,704
  Other liabilities and deferred credits                                    279,231                           263,828
----------------------------------------------------------------------------------------------------------------------
        Total Deferred Credits and Other Liabilities                      1,968,098                         2,100,310
----------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
----------------------------------------------------------------------------------------------------------------------
         Total Capitalization and Liabilities                           $ 9,260,388                       $ 9,494,019
----------------------------------------------------------------------------------------------------------------------

NORTH CAROLINA NATURAL GAS CORPORATION
BALANCE SHEETS

To be filed by amendment.

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

Capital Structure as of December 31, 2000:

                                Progress Energy               CP&L                 Florida Power             NCNG
                             -------------------      -------------------      -------------------      --------------
Common stock equity          $ 5,424.2     34.9%      $2,852.0      43.7%      $1,965.0      53.6%      To be filed by
                                                                                                           amendment
Preferred securities              92.8      0.6%          59.3       0.9%          33.5       0.9%

Long-term debt (1)             5,088.1     32.7%       3,134.0      48.0%       1,279.1      34.9%

Short-term debt (2)            4,958.7     31.9%         486.0       7.4%         392.5      10.7%
                             ---------    -----       --------     -----       --------     -----

Total                        $15,563.5    100.0%      $6,531.3     100.0%      $3,670.1     100.0%

(1)  Includes current portion of long-term debt.

(2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes.

p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

Florida Progress                               Retained Earnings
(in thousands)                                 -----------------
Balance 11/30/00                                         887,079
Net income (before goodwill amortization)               (217,010)
Goodwill amortization                                        736
                                                        --------
Net income                                              (216,274)
Preferred dividends                                         (126)
Balance 12/31/00                                         670,679

CP&L                                           Retained Earnings
(in thousands)                                 -----------------
Balance 11/30/00                                       1,322,416
Net income                                                11,586
Preferred dividends                                         (247)
Dividend of cash to parent                               (94,426)
Non cash dividend to affiliate                           (13,185)
Balance 12/31/00                                       1,226,144

NCNG
To be filed by amendment.

Florida Power                                  Retained Earnings
(in thousands)                                 -----------------
Balance 11/30/00                                       1,027,322
Net income                                               (89,998)
Dividend of cash to parent                               (47,583)
Preferred dividends                                         (126)
Balance 12/31/00                                         889,615

q. A computation in accordance with rule 53(a) under the Act setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

At December 31, 2000, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $110 million, or about 5.2% of Progress Energy's consolidated retained earnings," also as defined in Rule 53(a)(1) for the four quarters ended December 31, 2000 ($1.94 billion).


                                        Very truly yours,

                                        PROGRESS ENERGY, INC.



                                        By:  /s/ Thomas R. Sullivan
                                           ------------------------
                                           Thomas R. Sullivan
                                           Treasurer